Media release

unaxis

Rule 12g3-2(b) File No. ~~82-5190~~

06014868

82-34643 SUPPL

Unaxis builds additional in-house coating centers and opens up a new field of application for its innovative technologies

Pfäffikon SZ, June 29, 2006 – Unaxis Coating Services has opened up a new field of application for its innovative diamond-like carbon (DLC) coatings in the high-performance engine component segment. A few days ago the company succeeded in winning the biggest-ever order ever awarded under the North American Free Trade Agreement (NAFTA) in the diesel sector. Unaxis Coating Services also concluded new contracts for coating piston pins for the leading automotive components suppliers in this field – contracts which will bring in well over ten million Swiss francs' worth of extra business per year. A new in-house coating center will be built in Brazil to supply this major order. It will feature the latest generation of high-production coating systems, thus extending the company's global leadership in the field of coatings for mass-produced high-performance engine components to a new area of application.

Further proof that Unaxis Coating Service's strategy of building in-house coating centers is being widely accepted by the market may be seen from the signing of yet another contract to set up one of these centers: Unaxis concluded the deal with a US tool manufacturer last week.

"These two orders are a ringing endorsement of our in-house coating center strategy and of the way it is being convincingly accepted on the global market. Coating Services is currently growing over 10% faster than the market average, thus reinforcing its unrivalled global position," said Thomas Limberger, CEO of Unaxis.

"The substantial economic advantages – both for our clients and for Unaxis – provided by the in-house coating center strategy will ensure our earnings strength over the long term. This strategy means that we are right on course to meet our financial targets for the year 2006," added Rainer Mück, CFO of Unaxis.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

RECEIVED
2006 JUL -5 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 7/5

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Holding AG

Corporate Communications

Tel. +41 58 360 96 05

Fax +41 58 360 91 93

media.relations@unaxis.com

investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.